CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail:  clneuman@neuman.com

July 24, 2014

Tia L. Jenkins, Senior Assistant Chief Accountant

United States Securities and Exchange Commission
100 F Street N.E.

Washington, D.C.  20549

Re:	Athena Silver Corporation
Form 10-K for the Year Ended December 31, 2013
Filed March 28, 2014 Form 10Q for the Quarter Ended March 31, 2014 Filed May 8, 2014
File No. 000-51808

Dear Ms. Jenkins:

            On behalf of Athena Silver Corporation (the "Company") please accept the following in response to the comments of the Commission dated July 17, 2014.  The revisions to the subject reports are located within our Form 10-K/A-1 and Form 10Q/A-1 filed concurrently herewith.

Comment No. 1:

Revised as requested.

Comment No. 2:

Revised as requested.

Comment No. 3:

Revised as requested.

Comment No. 4:

Revised as requested.

The Company hereby acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosures in this filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

July 24, 2014

            Please let me know if you have further comments or questions.

Sincerely,
CLIFFORD L. NEUMAN, PC
/s/ Clifford L. Neuman
Clifford L. Neuman